

Mail Stop 4628

October 3, 2016

Via Email
Liam Stewart
Chief Financial Officer
Macquarie Infrastructure Corporation
125 West 55th Street
New York, New York 10019

  Re: **Macquarie Infrastructure Corporation**
      Form 10-K for Fiscal Year Ended December 31, 2015
      Filed February 23, 2016
      Response Dated July 25, 2016
      Form 8-K Dated August 1, 2016
      File No. No. 001-32384

Dear Mr. Stewart:

We have reviewed your July 25, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 27, 2016 letter.

Form 10-K for Fiscal Year Ended December 31, 2015

Selected Financial Data, page 53

1. It appears from your response to prior comment 1 that you will continue to present measures of gross profit before depreciation. This type of presentation does not comply with SAB Topic 11B. In this regard, depreciation, depletion and amortization should not be positioned in a manner which results in reporting a figure for income before depreciation. Revise your presentation of gross profit accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 56

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) excluding non-cash items and Free Cash Flow, page 62

2. We note from your response to prior comment 3 that the adjustment within "Other non-cash (income) expense, net" for pension expense primarily consists of "interest cost, expected return on plan assets and amortization of actuarial and performance gains and losses." This adjustment should not be described as "non-cash" because pension obligations ultimately settle in cash. Your revised disclosure should explain how this adjustment reflects the ability of your businesses to generate cash on an ongoing basis. Also, expand the footnote for the "Other non-cash (income) expense, net" adjustment to quantify the amounts for each of the remaining adjustments (identified as "amortization of tolling liabilities, unrealized gains (losses) on commodity hedges and any non-cash gains (losses) on disposal of assets").

3. We note that you continue to describe both Free Cash Flow and EBITDA excluding non-cash items as non-GAAP measures which reflect the ability of your businesses to generate cash on an ongoing basis. Based on the descriptions provided, both Free Cash Flow and EBITDA excluding non-cash items appear to be liquidity measures that should be reconciled to cash provided by operating activities. However, it appears that this reconciliation was removed in connection with your response to prior comment 4. Revise your disclosure to comply with Item 10(e)(i)(B) of Regulation S-K and Question 102.07 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Form 8-K Dated August 1, 2016

4. With respect to the press release regarding your financial results for the quarter, we note the following:

    • Bullet point, bold type headlines disclose the non-GAAP measure "Proportionately Combined Free Cash Flow" without the comparable GAAP measure;

    • You present the non-GAAP measure "underlying PCFCF" without a definition or a reconciliation to the nearest GAAP measure;

    • The section labeled "Overview of Proportionately Combined non-GAAP Results for the Quarter and Six Months Ended June 30, 2016" discloses a number of non-GAAP measures without at least an equally prominent descriptive characterization of the comparable GAAP measure; and

- The non-GAAP measures at the end of the press release titled "Reconciliation of Proportionately Combined Net Income (Loss) To EBITDA Excluding Non-Cash Items and To Free Cash Flow" do not appear to be reconciled to GAAP.

Your presentation appears to be inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Brad Skinner for

Ethan Horowitz
Branch Chief
Office of Natural Resources